                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                          (Amendment No. __________)/1/


                          R.R. DONNELLEY & SONS COMPANY
          ------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $1.25 PAR VALUE PER SHARE
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                   257867 10 1
          ------------------------------------------------------------
                                 (CUSIP Number)


                                FEBRUARY 21, 2002
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [_]  Rule 13d-1(b)
   [X]  Rule 13d-1(c)
   [_]  Rule 13d-1(d)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                       13G

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CUSIP NO. 257867 10 1                                          Page 2 of 5 Pages
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 1        NAME OF REPORTING PERSONS

          Strachan Donnelley
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]

                                                                       (b) [X]
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 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

       NUMBER OF                    788,810 shares of Common Stock
        SHARES          --------------------------------------------------------
     BENEFICIALLY           6      SHARED VOTING POWER
       OWNED BY
         EACH                       5,161,997 shares of Common Stock
       REPORTING        --------------------------------------------------------
        PERSON               7      SOLE DISPOSITIVE POWER
         WITH
                                    788,810 shares of Common Stock
                        --------------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                    5,161,997 shares of Common Stock
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,950,807 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                           [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.3%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

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Item 1(a).  Name of Issuer:

            R.R. Donnelley & Sons Company (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            77 West Wacker Drive
            Chicago, Illinois  60601-1696

Item 2(a).  Name of Persons Filing:

            Strachan Donnelley

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The Hastings Center
            21 Malcolm Gordon Road
            Garrison, New York  10524

Item 2(c).  Citizenship:

            United States of America

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $1.25 per share, of the Company ("Common Stock")

Item 2(e).  CUSIP Number:

            257867 10 1

Item 3. If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the persons filing are:

            (a) [_] Broker or dealer registered under Section 15 of the
                    Exchange Act;

            (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c) [_] Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act;

            (d) [_] Investment company registered under Section 8 of the
                    Investment Company Act;

            (e) [_] An investment advisor in accordance with
                    Rule 13d-1(b)(1)(ii)(E);

            (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) [_] A parent holding company or control person in
                    accordance with Rule 13d-1(b)(1)(ii)(G);

            (h) [_] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

            (i) [_] A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;

            (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

            If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

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Item 4.     Ownership:

            (a) Amount beneficially owned:

                5,950,807 shares of Common Stock*

            (b) Percent of class:

                5.3%
                (According to the Company's Registration Statement on Form S-3 filed February 26, 2002, there were
                112,948,996 shares of Common Stock outstanding on February 6, 2002.)

            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote -
                      788,810

                (ii)  Shared power to vote or direct the vote -
                      5,161,997

                (iii) Sole power to dispose or to direct the disposition of -
                      788,810

                (iv) Shared power to dispose or to direct the disposition of - 5,161,997

     *This Schedule 13G is being filed in connection with Mr. Strachan Donnelley's appointment, on February 21, 2002, as co-executor, with Mr. Elliott
R. Donnelley, Ms. Laura Donnelley-Morton and The Northern Trust Company ("NTC"), of the estate of Dorothy R. Donnelley (the "Estate"), by the Circuit Court of the Nineteenth Judicial Circuit, Lake County, Illinois.

     Of the shares beneficially owned by Mr. Strachan Donnelley, he has sole voting and investment power over 788,810 shares, including (i) 229,278 shares with respect to which Mr. Strachan Donnelley has the right to acquire sole voting and investment power within 60 days, (ii) 155,210 shares held by Ms. Vivian H. Donnelley, Mr. Strachan Donnelley's spouse, (iii) 273,172 shares with respect to which Mr. Strachan Donnelley serves as sole trustee of a trust for the benefit of Mr. Elliott R. Donnelley and (iv) 131,150 shares that Mr. Strachan Donnelley holds personally. Mr. Strachan Donnelley shares voting and investment power (i) as co-executor of the Estate with Mr. Elliott R. Donnelley, Ms. Laura Donnelley-Morton and NTC with respect to 240,204 shares, (ii) as co-trustee with Mr. Elliott R. Donnelley and Ms. Laura Donnelley-Morton with respect to 1,040,382 shares, (iii) as co-trustee with Mr. Elliott R. Donnelley, Ms. Laura Donnelley-Morton and NTC with respect to 3,576,090 shares, (iv) as co-trustee with Ms. Vivian H. Donnelley and NTC with respect to 25,071 shares,
(v) as co-trustee with Mr. Elliott R. Donnelley and NTC with respect to 20,250 shares, (vi) as co-trustee with Mr. Elliott R. Donnelley and Bank One with respect to 30,000 shares, (vii) as co-trustee with Ms. Laura Donnelley-Morton and NTC with respect to 10,000 shares and (viii) as a director of the Gaylord and Dorothy Donnelley Foundation, an Illinois not-for-profit corporation (the "Foundation"), of which Mr. Strachan Donnelley is one of thirteen directors, with respect to 220,000 shares.

     Mr. Strachan Donnelley disclaims beneficial ownership of the 155,210 shares held by Ms. Vivian H. Donnelley, the 240,204 shares over which he shares voting and investment power as a co-executor, the 4,701,793 shares over which he shares voting and investment power as a co-trustee and the 220,000 shares over which he shares voting and investment power as a director of the Foundation.

     The number of shares beneficially owned by Mr. Strachan Donnelley excludes 857,240 shares of Common Stock with respect to which (i) the lawful descendants of Gaylord Donnelley from time to time in being and not under disability, including Mr. Strachan Donnelley, share the right, exercisable by a majority thereof, to acquire sole or shared voting and investment power, (ii) Mr. Strachan Donnelley, Mr. Elliott R. Donnelley and Ms. Laura Donnelley-Morton share the right, exercisable by a majority thereof, to acquire sole or shared voting and investment power or (iii) Ms. Vivian H. Donnelley, Mr. Elliott R. Donnelley and Ms. Laura Donnelley-Morton share the right, exercisable by a majority thereof, to acquire sole or shared voting and investment power.

Item 5.   Ownership of Five Percent or Less of a Class:

          NOT APPLICABLE

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          NOT APPLICABLE

Item 8.   Identification and Classification of Members of the Group:

          NOT APPLICABLE

Item 9.   Notice of Dissolution of Group:

          NOT APPLICABLE

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                March 4, 2002
                                     -----------------------------------
                                                   (Date)


                                                     *
                                     -----------------------------------
                                                (Signature)


                                             Strachan Donnelley
                                     -----------------------------------
                                                   (Name)

*By: /s/ Larry D. Berning
     ------------------------
     Larry D. Berning
     Attorney-in-Fact

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                                  EXHIBIT INDEX

Exhibit
Number      Description of Exhibit
------      ----------------------

  1         Power of Attorney